AB 503/5/03

UNIT
SECURITIES AND E
Washing

03012011

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 3 2003

SEC FILE NUMBER
8- 52144

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AnnuityNet Insurance Agency, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

~~2350 Corporate Park Drive, Suite 600~~
(No. and Street)

Herndon	Virginia	20171
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carl A. Serger — 703.234.0155
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

8484 Westpark Drive	McLean	Virginia	22102
(Address)	(City)	(State)	

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AnnuityNet Insurance Agency, Inc.
Statement of Financial Condition
December 31, 2002

ASSETS	
Current Assets	
Cash and cash equivalents	$ 150,859
Accounts receivable	19,638
Due from Parent	348,693
Total Assets	$ 519,190
LIABILITIES AND STOCKHOLDER'S EQUITY	
Current Liabilities	
Commission chargeback payable	$ 91,337
Reserve for annuity cancellations	46,715
	138,052
Stockholder's Equity	
Common stock, no par value, 1,000 shares authorized, issued and outstanding	358,850
Retained earnings	22,288
	381,138
Total Liabilities and Stockholder's Equity	$ 519,190

See Accompanying Notes

OATH OR AFFIRMATION

I, Carl A. Serger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AnnuityNet, Insurance Agency, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President & Treasurer

Title

Notary Public

My Comm. Exps. 07/31/2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERNST & YOUNG

Ernst & Young LLP
8484 Westpark Drive
McLean, VA 22102

Phone: (703) 747-1000
www.ey.com

Independent Auditors' Supplementary Report on Internal Control

Board of Directors
AnnuityNet Insurance Agency, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of AnnuityNet Insurance Agency, Inc. (the "Company"), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 26, 2003

AnnuityNet Insurance Agency, Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2002

CONFIDENTIAL

AnnuityNet Insurance Agency, Inc.
Financial Statements and Supplemental Information
Year Ended December 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
8484 Westpark Drive
McLean, VA 22102

Phone: (703) 747-1000
www.ey.com

Report of Independent Auditors

Board of Directors
AnnuityNet Insurance Agency, Inc.

We have audited the accompanying statement of financial condition of AnnuityNet Insurance Agency, Inc. (the "Company") as of December 31, 2002, and the related statements of operations, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AnnuityNet Insurance Agency, Inc. at December 31, 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 26, 2003

AnnuityNet Insurance Agency, Inc.
Statement of Financial Condition
December 31, 2002

ASSETS	
Current Assets	
Cash and cash equivalents	$ 150,859
Accounts receivable	19,638
Due from Parent	348,693
Total Assets	$ 519,190
LIABILITIES AND STOCKHOLDER'S EQUITY	
Current Liabilities	
Commission chargeback payable	$ 91,337
Reserve for annuity cancellations	46,715
	138,052
Stockholder's Equity	
Common stock, no par value, 1,000 shares authorized, issued and outstanding	358,850
Retained earnings	22,288
	381,138
Total Liabilities and Stockholder's Equity	$ 519,190

See Accompanying Notes

AnnuityNet Insurance Agency, Inc.
Statement of Operations
Year Ended December 31, 2002

Revenues		
Commissions, net	$	968,483
Service fees		5,281
		973,764
Expenses		
Salaries and employee benefits		445,778
General and administrative		178,803
Licensing and filing fees		27,339
		651,920
Operating Income		321,844
Other Income		
Interest income		782
Income Before Income Taxes		322,626
Provision for Income Taxes		(71,225)
Net Income	$	251,401

See Accompanying Notes

AnnuityNet Insurance Agency, Inc.
Statement of Stockholder's Equity
Year Ended December 21, 2002

	Common Stock (Shares)	Common Stock	Retained Earnings (Deficit)	Stockholder's Equity
Balance at January 1, 2002	1,000	$ 358,850	$ (229,113)	$ 129,737
Capital contributions				
Net Income			251,401	251,401
Balance at December 31, 2002	1,000	$ 358,850	$ 22,288	$ 381,138

See Accompanying Notes

AnnuityNet Insurance Agency, Inc.
Statement of Cash Flows
Year Ended December 31, 2002

Cash Flows from Operating Activities	
Net Income	$ 251,401
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in accounts receivable	92,652
Increase in due from Parent	(337,990)
Increase in commission chargeback payable	91,337
Increase in reserve for annuity cancellations	43,157
Net Cash Provided by Operating Activities	140,557
Net increase in cash and cash equivalents	140,557
Cash and cash equivalents, beginning of year	10,302
Cash and cash equivalents, end of year	$ 150,859

See Accompanying Notes

AnnuityNet Insurance Agency, Inc.
Notes to the Financial Statements
December 31, 2002

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

AnnuityNet Insurance Agency, Inc. (the Company) is a registered broker/dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. The Company is located in Herndon, Virginia and is a wholly owned subsidiary of AnnuityNet, Inc. (Parent).

Summary of Significant Accounting Policies

Use of Estimates
Preparing financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates. The most significant management estimate is the reserve for annuity cancellations. The reserve is based on historical data and knowledge of specific contracts that would be subject to chargeback provisions.

Revenue Recognition
Commissions from the sale of annuities are recorded as of the effective date of the annuities. A reserve for annuity cancellations is periodically evaluated and adjusted as necessary. Revenues from service fees are recognized as services are performed.

Cash and Cash Equivalents
Cash and cash equivalents consist of amounts invested in money market funds with original maturities of three months or less.

Accounts Receivable
At December 31, 2002, accounts receivable represented amounts due from established insurance companies. The Company has experienced no bad debts.

Income Taxes
Income taxes include U.S. and state income taxes. Certain items of income and expenses are not reported in income tax returns and financial statements in the same year. The tax effects of these differences are reported as deferred income taxes. The Company provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

2. Related Party Transactions

The Company has entered into an agreement with Parent for certain operational support services, including maintenance and preservation of books and records appropriate to a registered broker/dealer and the shared services of personnel. The amount paid for these expenses is determined as the cost of direct and allocated expenses incurred by Parent on behalf of the Company, which amounted to

approximately $652,000 during 2002. Additionally, the Parent's net operating losses offset the current taxes payable of the Company. At December 31, 2002 the Company had a $348,693 receivable from Parent related to amounts received by the Parent on behalf of the Company, net of current income taxes payable to the Parent of $71,225.

3. Income Taxes

As a wholly-owned subsidiary, the Company is included in the consolidated income tax return of Parent. Parent had sufficient losses to offset the taxable income of the Company for the year ended December 31, 2002. On an unconsolidated basis, the Company's income tax provision for 2002 was:

Current	
Federal	$ 59,986
State	11,239
	71,225
Deferred	
Federal	46,017
State	8,621
	54,638
Valuation allowance	(54,638)
	--
Total Expense	$ 71,225

During 2002, the Company utilized all of its net operating loss carryforwards, which totaled $183,255.

At December 31, 2002, the Company had provided a full valuation allowance on the deferred tax asset, reserve for annuity cancellation, totaling approximately $18,000 because of uncertainty regarding its realizability.

4. Regulatory Requirements

The Company is subject to the Securities Exchange Commission Uniform Net Capital Rule, as amended (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2002, the Company had net capital of $12,807, which was $3,604 in excess of its required net capital of $9,203.

The Company had aggregate indebtedness of $138,052 in connection with commission chargebacks due to insurance companies and its reserve for annuity cancellations. The aggregate indebtedness represented 1,078% of net capital.

AnnuityNet Insurance Agency, Inc.
Notes to the Financial Statements
December 31, 2002

The Company is exempt from the requirement of the Securities and Exchange Commission Customer Protection Rule, Rule 15c3-3, to maintain a special reserve bank account, in that the Company's activities are limited to those set forth in the conditions of exemption appearing in paragraph (k)(1) of the Rule.

The Company has no liabilities that are subordinated to claims of general creditors.

The Company does not receive payment for order flow.

Supplemental Information

AnnuityNet Insurance Agency, Inc.
Computation of Net Capital Pursuant to Rule 15c3-1
December 31, 2002

Stockholder's equity	$381,138
Less: Nonallowable assets (accounts receivable and due from Parent)	(368,331)
Net Capital	$12,807
Aggregate indebtedness	$138,052
Minimum capital required (the greater of $5,000 or 6-2/3% of aggregate indebtedness)	$9,203
Capital in excess of minimum requirements	$3,604
Ratio of aggregate indebtedness to net capital	1,078%

There were no differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2002 Part IIA FOCUS filing.

AnnuityNet Insurance Agency, Inc.
Statement Regarding Rule 15c3-3
December 31, 2002

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that Rule.